TRUST FOR PROFESSIONAL MANAGERS
AMENDED AND RESTATED RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of

Jensen Funds

Trust for Professional Managers (the “Trust”), on behalf of its series, the Jensen Quality Value Fund, and the Jensen Global Quality Growth Fund, (each a “Fund” and collectively the “Funds”), has elected to rely on Rule 18f‑3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds. A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.Class Designation. The Jensen Quality Value Fund will offer three classes of shares to be known as the Class J shares, Class I shares and Class Y shares (each, a “Class”, and collectively, the “Classes”). The Jensen Global Quality Growth Fund will offer three classes of shares to be known as the Class J shares, Class I shares and Class Y shares (each, a “Class”, and collectively, the “Classes”).

2.Class Characteristics. Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Class J Shares:
Class J shares will be offered for sale at net asset value per share without the imposition of a sales charge. Class J shares are subject to a distribution and shareholder servicing plan (the “12b-1 Plan”) adopted pursuant to Rule 12b‑1 under the 1940 Act, which provides for an annual distribution and shareholder servicing fee of 0.25% of the average daily net assets of the Funds attributable to Class J shares, computed on an annual basis. The distribution and shareholder servicing plan fees for Class J shares will be used to pay: (i) the Funds’ distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Class J shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class J shares.

Class I Shares:
Class I shares will be offered for sale at net asset value per share without the imposition of a sales charge. Class I shares will be subject to a shareholder servicing plan (the “Shareholder Servicing Plan”) which provides for an annual shareholder servicing fee of 0.10% of the average daily net assets of the Funds attributable to Class I shares, computed on an annual basis. The shareholder servicing plan fees for Class I shares will be used to pay brokers/dealers and other participating financial institutions and other persons for providing services to the Funds and their Class I shareholders. Class I shares will not be subject to a distribution plan pursuant to Rule 12b-1 under the 1940 Act.

Class Y Shares:
Class Y shares will be offered for sale at net asset value per share without the imposition of a sales charge or shareholder servicing plan fees. Class Y shares will not be subject to a distribution plan pursuant to Rule 12b-1 under the 1940 Act.

3.Expense Allocations. The following expenses for the Funds will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the 12b-1 Plan and the Shareholder Servicing Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class. Income, realized and unrealized capital gains and losses, and expenses of the Funds not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Funds. Notwithstanding the foregoing, a service provider for the Funds may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.Conversions. There are no automatic conversion features associated with the Class J shares, Class I shares or Class Y shares.

5.General. Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interests of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares. The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop. The Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not “interested persons” of the Trust (as defined in the 1940 Act). This Plan is qualified by, and subject to, the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted by the Trust on October 23, 2019

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